                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                          For the month of August 2004

                         Commission File Number: 1-14836

                                     ALSTOM
                                     ------
                 (Translation of registrant's name into English)

                     25, avenue Kléber, 75116 Paris, France
                     --------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the Registrant  files or will file annual reports under cover of Form 20-F or Form 40-F

         Form 20-F   X                                Form 40-F
                   -----                                        -----

Indicate by check mark if the  registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

         Yes                                          No   X
             -----                                       -----

Indicate by check mark if the  registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

         Yes                                          No   X
             -----                                       -----

Indicate by check mark whether the  Registrant,  by furnishing  the  information contained  in this Form,  is also  thereby  furnishing  the  information  to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

         Yes                                          No   X
             -----                                       -----

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b)

Enclosures:

Press release dated August 3, 2004, "ALSTOM to Supply Citadis Vehicles for Madrid's Future Light Rail Network"

ALSTOM consolidated cash quarterly statement as of 30 June 2004

Press release dated August 5, 2004, "Filing of ALSTOM's Quarterly Cash
Position"

                               SIGNATURE

      Pursuant to the  requirements of the Securities  Exchange Act of 1934, the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                             ALSTOM

Date: August 5, 2004                         By: /s/ Philippe Jaffré
                                                 -------------------------------
                                                 Name:   Philippe Jaffré
                                                 Title:  Chief Financial Officer

                                                                   3 August 2004

                        ALSTOM to Supply CITADIS Vehicles
                     for Madrid's Future Light Rail Network

Mintra (Madrid, Infraestructuras del Transporte), the public company responsible for transport  infrastructure in the Spanish capital, has chosen ALSTOM to build
70 CITADIS vehicles for the city's new light rail network.  The contract,  worth
144.6 million euros, is expected to be finalised in September.

The order comes as Madrid expands its public transport network to municipalities in the north and west,  building 31 kilometres of light rail lines.  The CITADIS vehicles will offer  service on this network,  which is planned to open in 2007.
ALSTOM will build the vehicles at its  facilities in Spain;  delivery is planned to start in 2006 and be complete by June 2007.

Antonio  Oporto,  President  of ALSTOM  Spain,  said  that the new order  "shows
ALSTOM's  leadership  in  this  market  and  its  commitment  to  infrastructure development in the region of Madrid."

Including  this new order  from  Madrid,  CITADIS  has been  chosen by 20 cities around the world, which represents more than 700 vehicles. More than 300 CITADIS are in service and have carried 500 million passengers over more than 35 million kilometres.

Press relations:        S. Gagneraud
                        Tel : +33 1 47 55 25 87
                        Internet.press@chq.alstom.com

Investor Relations:     E. Châtelain
                        Tel : +33 1 47 55 25 33
                        Investor.relations@chq.alstom.com

         ALSTOM consolidated cash quarterly statement as of 30 June 2004

In Million euros                               At 31 December 2003 At 31 March 2004      At 30 June
                                                                                            2004
                                               ----------------------------------------------------------

Current assets ( Maturity‹1 year)
Loans / Deposits                                               110                282                224
Inventories and contracts in progress, net                   3 750              2 887              3 055
Trade receivables, net                                       4 313              3 462              3 873
Other accounts receivables, net                              2 500              2 022              2 100

Short term investments                                          74                 35                 65
Cash and cash equivalents                                    1 235              1 427                843
                                               ----------------------------------------------------------
Total                                                       11 982             10 115             10 160
                                               ----------------------------------------------------------

Current liabilities ( Maturity‹1 year)
Bonds                                                          550                  0                  0
Other borrowings and financial debts                           945                543                445
Commercial paper                                               320                  0                103
Customers' deposits and advances                             3 023              2 714              2 975
Trade payables                                               3 806              3 130              2 720
Accrued contract costs and other payables                    4 618              3 898              4 067
                                               ----------------------------------------------------------
Total                                                       13 262             10 285             10 310
                                               ----------------------------------------------------------

Short term cash position                                    -1 280               -170               -150

                                                    * *

                                                     *

                                                                   5 August 2004

                   FILING OF ALSTOM'S QUARTERLY CASH POSITION

Today ALSTOM filed its short term cash position at 30 June 2004 with the AMF and the SEC, in accordance  with the legal  obligations  (see appendix  below).  The quarterly  evolution of free cash flow for the Group cannot be  calculated  from the quarterly  evolution of short term cash.  ALSTOM confirms that its free cash flow should be approximately €(400) million for the full year 2004/05.

Press relations:        S. Gagneraud/G. Tourvieille
                        Tel : +33 1 47 55 25 87
                        Internet.press@chq.alstom.com

Investor Relations:     E. Châtelain
                        Tel : +33 1 47 55 25 33
                        Investor.relations@chq.alstom.com

ALSTOM quarterly cash position (In € Million)

                                                      At 30       At 31       At 31      At 30
                                                    September   December      March      June
                                                      2003         2003        2004      2004
                                                   ------------ ----------- ---------- --------
Current assets (Maturity‹1year)
Loans/Deposits                                              96         110        282      224
Inventories and contracts in progress, net               3 744       3 750      2 887    3 055
Trade receivables, net                                   4 686       4 313      3 462    3 873
Other accounts receivables, net                          2 602       2 500      2 022    2 100

Short term investments                                      69          74         35       65
Cash and cash equivalents                                1 671       1 235      1 427      843
-------------------------------------------------- ------------ ----------- ---------- --------
Total                                                   12 868      11 982     10 115   10 160
-------------------------------------------------- ------------ ----------- ---------- --------

Current liabilities (Maturity‹1 year)
Bonds                                                      550         550          0        0
Other borrowings and financial debts                     2 416         945        543      445
Commercial paper                                           720         320          0      103
Customers' deposits and advances                         3 085       3 023      2 714    2 975
Trade payables                                           4 132       3 806      3 130    2 720
Accrued contract costs and other payables                4 956       4 618      3 898    4 067
-------------------------------------------------- ------------ ----------- ---------- --------
Total                                                   15 859      13 262     10 285   10 310
-------------------------------------------------- ------------ ----------- ---------- --------

Short term cash position                                -2 991      -1 280       -170     -150

Safe Harbour Statement:  US Private Securities Litigation Reform Act of 1995

This press release contains  forward-looking  statements,  within the meaning of
Section  27A of the  Securities  Act  and  Section  21E  of  the  United  States
Securities  Exchange Act of 1934, as amended.  Examples of such  forward-looking statements  include,  but are not limited to, (i) projections or expectations of sales,  income,  operating margins,  dividends,  provisions,  cash flow, debt or other financial items or ratios;  (ii) statements of plans,  objectives or goals of our company or our management; (iii) statements of future product or economic performance;  and (iv)  statements of assumptions  underlying  such  statements.
Words such as "believes,"  "anticipates,"  "expects," "intends," "aims," "plans"
and "will" and similar  expressions  are  intended  to identify  forward-looking statements but are not the exclusive means of identifying such statements.

By their very nature, forward-looking statements involve risks and uncertainties that the forecasts, projections and other forward-looking statements will not be achieved.  Such statements are based on our current plans and  expectations  and are subject to a number of important  factors that could cause actual results to differ materially from the plans,  objectives and expectations expressed in such forward-looking  statements.  These factors  include the factors listed below as well as those  described under "Risk  Factors":  (a) the inherent  difficulty of forecasting  future market  conditions,  level of infrastructure  spending,  GDP growth  generally,  interest rates and exchange  rates;  (b) the effects of, and changes in,  laws,  regulations,  governmental  policy,  taxation or  accounting standards or practices;  (c) the effects of currency  exchange rate movements on the  pricing  and  competitiveness  of our  products,  and on  the  cost  of raw materials;  (d) the effects of competition in the product markets and geographic areas in which we operate;  (e) our ability to increase  market  share,  control costs and enhance cash generation  while  maintaining  high quality products and services;  (f) the timely  development  of new  products and  services;  (g) the ability to renegotiate our Bonding Facility in order to obtain bid,  performance and  other  bonds in  amounts  that  are  sufficient  to meet  the  needs of our businesses;  (h) the timing of and ability to meet the cash generation and other initiatives of the action plan and the financing plans, including the ability to dispose of certain  real  estate and other  assets on  favourable  terms or in a timely  fashion;  (i)  the  results  of  investigations  by  the  United  States
Securities  and  Exchange  Commission  ("SEC")  and  the  Autorité  des  Marchés
Financiers ("AMF");  (j) the outcome of the putative class action lawsuits filed against us and certain of our current and former officers;  (k) the availability of external  sources of  financing on  commercially  reasonable  terms;  (l) the inherent  technical  complexity of many of our products and technologies and our ability  to resolve  effectively,  on time,  and at  reasonable  cost  technical problems, infrastructure constraints or regulatory issues that inevitably arise, including in particular the problems encountered with the GT24/GT26 gas turbines and the UK trains;  (m) risks  inherent in large  contracts  and/or  significant fixed price contracts that comprise a substantial  portion of our business;  (n)
the  inherent  difficulty  in  estimating  future  charter or sale prices of any cruise ship in any appraisal of our exposure in respect of  Renaissance  Cruises and ships that have been seized from  Festival;  (o) the inherent  difficulty in estimating our vendor financing risks and other credit risks,  which may notably
be  affected  by  customers'   payment  default;   (p)  our  ability  to  invest
successfully  in, and compete at the leading  edge of,  technology  developments across all of our  sectors;  (q) the  availability  of  adequate  cash flow from operations or other sources of liquidity to achieve  management's  objectives or goals, including our goal of reducing  indebtedness;  (r) whether certain of our markets,  particularly the Power Sectors, recover from their currently depressed state;  (s)  the  possible  impact  on  customer  confidence  of  our  financial difficulties,  and if so, our ability to re-establish  this confidence;  (t) the effects of disposals  generally,  according to which we are generally subject to pricing  adjustments  and  warranties,  and  payments  due to us can be delayed, reducing the net proceeds that we receive or requiring us to pay  indemnities to the acquirer;  (u) the unusual level of  uncertainty  at this time regarding the world  economy in general;  and (v) our success in adjusting to and managing the foregoing risks.

We  caution  you that this list of  important  factors is not  exhaustive;  when relying on forward-looking  statements to make decisions with respect to us, you should  carefully  consider the foregoing  factors and other  uncertainties  and events,  as well as other factors  described in other  documents we file with or submit to, from time to time, the SEC,  including reports submitted on Form 6-K.
Such  forward-looking  statements  speak  only as of the date on which  they are made, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.